NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

ZEN GRAPHENE SOLUTIONS LTD. ANNOUNCES
SECOND UPSIZE OF PRIVATE PLACEMENT

Thunder Bay, Ontario -- March 30, 2021 -- ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX Venture Exchange: ZEN) is pleased to announce, in connection with its previously announced non- brokered private placement (the "Offering"), that due to strong demand the Company has increased the size of the Offering to up to 1,600,000 units (the "Units") at a price of CDN$2.50 per Unit for gross proceeds of up to CDN$4,000,000. The company will close the private placement registration portal as of 4pm today with all funds to be received by 6pm on Thursday April 1st 2021 except for those closing with Delivery Against Payment (DAP).

Each Unit will consist of one common share in the capital of the Company (a "Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each whole Warrant will be exercisable to acquire one Share at an exercise price of CDN$3.00 per Share for a period of 24 months from the date of issuance, subject to the following acceleration right. If, at any time after the date that is 4 months and one day after the date of issuance of the Warrant, the closing price of the Company's common shares on the TSX Venture Exchange (or such other stock exchange on which the common shares may be traded from time to time) is at or above CDN$4.00 per share for a period of 10 consecutive trading days (the "Triggering Event"), then the Company may accelerate the expiry date of the Warrants by giving notice thereof to the holders of the Warrants, by way of news release, and in such case the Warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event.

ZEN management is happy to make the Offering available to investors in reliance on exemptions from the prospectus requirement set out in National Instrument 45-106 - Prospectus Exemptions and to existing shareholders of the Company and to investors who have received investment advice and to existing shareholders of the Company and to investors who have received investment advice in reliance on BC Instrument 45-534 Exemption from prospectus requirement for certain trades to existing security holders and the corresponding blanket orders and rules in the other Canadian jurisdictions (collectively, the "Existing Security Holder Exemption") .

The Existing Security Holder Exemption is available in each of the provinces and territories of Canada to a person or company who became a shareholder of the Company on or before March 24, 2021 and continues to be a shareholder of the Company, subject to a maximum investment of CDN$15,000 using the Existing Security Holder Exemption in a 12-month period unless the shareholder has obtained advice regarding the suitability of the investment from a person registered as an investment dealer in the shareholder's jurisdiction. As required by the Existing Security Holder Exemption, the Company confirms there is no material fact or material change relating to the Company that has not been generally disclosed.

The Offering is subject to a minimum subscription amount of CDN$2,500. All subscribers can access and complete all documents online using THIS LINK.

If the Offering is oversubscribed, unless the Company determines to increase the maximum gross proceeds of the Offering and receives approval from the TSX Venture Exchange for such increase, the Company will allocate the Units issued under the Offering to those subscribers whose subscriptions were first received by the Company. A subscription will be deemed to be received when a completed subscription agreement together with payment of the subscription amount has been received by the Company.

Certain insiders of the Company may acquire Units in the Offering. Any participation by insiders in the Private Placement would constitute a "related party transaction" as defined under Multilateral Instrument 61-

101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). However, the Company expects such participation would be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as the fair market value of the Units subscribed for by the insiders, nor the consideration for the Units paid by such insiders, would exceed 25% of the Company's market capitalization.

ZEN intends to use the net proceeds of the Offering: to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its biocidal coating to serve existing client orders and create capacity for subsequent clients. ZEN also intends to continue to invest in ZEN's intellectual property related to graphene. Funds will also be used for general corporate purposes.

The Company may pay finder's fees on a portion of the Offering, subject to compliance with the policies of the TSX Venture Exchange and applicable securities legislation.

Closing of the Offering is subject to approval of the TSX Venture Exchange.

The securities issued under the Offering, and any Shares that may be issuable on exercise of any such securities, will be subject to a statutory hold period expiring four months and one day from the date of issuance of such securities.

About ZEN

ZEN is a next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene- based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors, along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany Pure Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

Brian Bosse

Director and Chief Financial Officer
ZEN Graphene Solutions Ltd.
brian@zengraphene.com

1 844 730 9822

Neither the TSX Venture Exchange nor its Regulation Service Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this news release constitutes "forward-looking information" or "forward- looking statements" (collectively, "forward-looking information"). Without limiting the foregoing, such forward-looking information includes statements regarding the process and completion of the Offering, the use of proceeds of the Offering and any statements regarding the Company's business plans, expectations and objectives. In this news release, words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "estimate" and similar words and the negative form thereof are used to identify forward-looking information. Forward looking information should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking information is based on information available at the time and/or the Company management's good faith belief with respect to future events and is subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company's control. For additional information with respect to these and other factors and assumptions underlying the forward-looking information made in this news release, see the Company's most recent Management's Discussion and Analysis and financial statements and other documents filed by the Company with the Canadian securities commissions and the discussion of risk factors set out therein. Such documents are available at www.sedar.com under the Company's profile and on the Company's website, https://www.zengraphene.com/. The forward-looking information set forth herein reflects the Company's expectations as at the date of this news release and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.